Exhibit 99.1

Sapiens Establishes Presence in Finnish Market with LocalTapiola Life,
Fourth Largest Life Insurance Company in Finland

Sapiens was chosen as the sole vendor, solution includes: CoreSuite, Sapiens Intelligence and Sapiens Cloud Services and Cloud Hosting.

Holon, Israel, December 14, 2022—Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced with LocalTapiola (LT), Finland’s -second largest insurance company , the launch of the new Policy Administration System. The new Policy Administration System leverages Sapiens award-winning CoreSuite, Sapiens Business Intelligence, Sapiens Cloud Services (SCS) and Cloud Hosting to replace the 8 Policy Administration Systems (PAS) with a next-generation digital experience.

The consolidation of 8 PAS system into a single seamless digital experience will reduce technology debt, support full compliance with statutory requirements and legislation as well as meet customer demands and dynamic behavior. As a result, LocalTapiola will be customer-centric with a next-generation customer experience and added-value, positioning the company as a digital pioneer in the region. Furthermore, the new Sapiens-based PAS system will significantly reduce IT debt and increase the speed-to-market of new products and solutions.

“Partnering with Sapiens provides LocalTapiola Life the agility and abilities to provide our customers a unique digital experience. An experience with the customer in mind, positioned at the forefront of the company back with the technology to deliver a game-changing policy administration system. Sapiens presence in the Nordic market makes it a perfect partner that brings both global technology and knowledge with local understanding and service” says Pasi Haarala, CEO LocalTapiola Life company.

“Establishing our presence in the Finnish market with LocalTapiola Life is a true honor and further strengthens our strategic presence in the Nordic region ” says Ron Al-Dor, CEO of Sapiens. “This partnership signifies the true spirit of digitalization and LocalTapiola Life as the flagship project in Finland”.

Sapiens solutions offer a dynamic, digital engagement and enablement platform for insurers to provide a unified, omni-channel experience. The flexible, component-based platform can be leveraged together with Sapiens’ core solutions or in addition to other (non-Sapiens) solutions.

About LocalTapiola

LocalTapiola Group is a mutual group of companies owned by its customers. LocalTapiola is a partner in lifelong security for its customers. Group offering features an increasing variety of forecasting, security and well-being solutions that make the everyday life of Finns safer, more successful financially and healthier. LocalTapiola serves private customers, entrepreneurs, corporate customers, farmers and organisations. LocalTapiola’s products and services cover nonlife, life and pension insurance, as well as investment and saving services. We are also professionals in corporate risk management and welfare in the workplace. LocalTapiola’s network of regional companies consists of 19 regional mutual insurance companies.

www.sapiens.com

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative, and agile. Backed by more than 40 years of industry expertise, Sapiens offers a complete insurance platform, with pre-integrated, low-code solutions and a cloud-first approach that accelerates customers’ digital transformation. Serving over 600 customers in 30 countries, Sapiens offers insurers across property and casualty, workers’ compensation and life markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management. For more information visit https://sapiens.com or follow us on LinkedIn.

Media Contact

Tally Kaplan Porat
Director of Corporate Marketing, Sapiens
tally.kaplanporat@sapiens.com

Investor’s Contact

Dina Vince
Head of Investor Relations, Sapiens
dina.vince@sapiens.com

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to pandemic risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

www.sapiens.com